FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2015

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”), a subsidiary of Quebecor Inc. (“Quebecor”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest media corporations. Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, Media, and Sports and Entertainment. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its properties.

The following Management Discussion and Analysis covers the Corporation’s main activities in the second quarter of 2015 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2014 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

During the third quarter of 2014, the Corporation changed its organizational structure and its operations are now managed through the following three segments: Telecommunications, Media, and Sports and Entertainment. The reorganization consisted in (a) the creation of the new Media segment, which includes all activities of the previous News Media and Broadcasting segments, as well as the book publishing and distribution activities previously included in the Leisure and Entertainment segment, (b) the creation of the new Sports and Entertainment segment, which includes all operating, production, distribution and management activities of the previous Leisure and Entertainment segment relating to music, entertainment, sports and the Videotron Centre in Québec City, and (c) the transfer of the retail businesses from the previous Leisure and Entertainment segment to the Telecommunications segment. Accordingly, prior period figures in the Corporation’s segmented information have been reclassified to reflect these changes.

DISCONTINUED OPERATIONS

On May 19, 2015, Quebecor announced the sale of the retail operations of Archambault Group Inc. (“Archambault Group”) to Renaud-Bray. The transaction includes the 14 Archambault stores, the archambault.ca website, and the English-language Paragraphe Bookstore. The transaction is subject to Competition Bureau authorization. While the sale is under review by the Bureau, Quebecor Media will continue operating the businesses in question. The operating results and cash flows related to those businesses have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

On April 13, 2015, Quebecor Media closed the sale, announced October 6, 2014, of its English-language newspaper businesses in Canada – more than 170 newspapers and publications, the Canoe portal in English Canada, and 8 printing plants, including the Islington, Ontario plant – for a total cash consideration of $305.5 million, less disposed-of cash in the amount of $1.9 million. The payment consisted of the selling price of $316.0 million less $10.5 million for customary adjustments and adjustments related to real estate properties sold by Sun Media Corporation prior to closing. The transaction was approved by the Competition Bureau on March 25, 2015. The operating results and cash flows related to those businesses have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

On February 13, 2015, Quebecor Media announced the discontinuation of the operations of the English-language news and opinion specialty channel SUN News General Partnership. The operating results and cash flows related to those businesses have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

On September 2, 2014, Quebecor Media closed the sale of its Nurun Inc. subsidiary to the French company Publicis Groupe for a cash consideration of $125.0 million less disposed-of cash in the amount of $18.1 million. An amount of $8.2 million was also received in connection with certain adjustments as part of the transaction. The results of operations and cash flows related to that business, as well as the $41.5 million gain on the sale, have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

In this Management Discussion and Analysis, only continuing operating activities of Quebecor Media are included in the analysis of segmented operating results.

HIGHLIGHTS SINCE END OF FIRST QUARTER 2015

•	Quebecor Media’s sales totalled $960.9 million in the second quarter of 2015, a $67.9 million (7.6%) increase from the same period of the previous year.

Telecommunications

•	The Telecommunications segment’s revenues were up $43.9 million (6.3%) and its adjusted operating income was up $10.2 million (3.1%) in the second quarter of 2015.

•

Videotron Ltd. (“Videotron”) recorded strong revenue increases for three of its services in the second quarter of 2015: mobile telephony ($29.5 million or 44.2%), Internet access ($14.1 million or 6.6%) and the over-the-top video service, which more than doubled its revenues ($3.2 million increase).

•

Net increase of 12,900 revenue-generating units[1] in the second quarter of 2015. During the 12-month period ended June 30, 2015, the total number of revenue-generating units increased by 225,200 (4.3%), including increases of 150,600 subscriber connections to the mobile telephone service and 98,600 subscriptions to the over-the-top video service.

•

Videotron’s average monthly revenue per user (“ARPU”) increased by $10.10 (8.2%) from $123.61 in the second quarter of 2014 to $133.71 in the second quarter of 2015, including an increase of $5.69 (13.8%) for the mobile telephony service.

•

On July 15, 2015, Quebecor Content announced a long-term, multiplatform agreement with Sony Pictures Television Canada (“Sony Canada”), one of the world’s largest producers and distributors of entertainment content. The partnership will allow Videotron to offer a vast selection of movies and television series on its over-the-top video service, and it will give TVA Group Inc.’s (“TVA Group”) television channels exclusive French-language broadcast rights to productions in Sony Canada’s catalogue.

•

On May 12, 2015, after the closing of Industry Canada’s auction for 2500 MHz commercial mobile spectrum, Quebecor Media announced that its Videotron subsidiary was the successful bidder for 18 licences covering all of the province of Québec, as well as the major urban centres in the rest of Canada, including Toronto, Ottawa, Calgary, Edmonton, and Vancouver. The licences make it possible to reach approximately 65% of Canada’s population, more than 21 million people. They were acquired at a total cost of $187.0 million.

Media

•

During its first season as the exclusive French-language broadcaster of the National Hockey League (“NHL”) playoffs, TVA Sports was the most-watched sports channel in Québec. The audience for the 12 playoff games involving the Montréal Canadiens averaged 1,577,000 and peaked at 2.5 million, for a 49.1% market share. Since the addition of NHL games to its schedule, TVA Sports has significantly increased its subscriber base to 2.1 million.

•

On April 12, 2015, TVA Group reached an agreement with Transcontinental Inc. (“Transcontinental”) to acquire 14 magazines, 3 websites and custom publishing contracts for a cash consideration of $55.5 million. A $2.0 million amount payable was recorded as a preliminary adjustment to working capital items. The transaction had been announced on November 17, 2014. Upon closing, TVA Group became sole owner of the magazines Coup de pouce, Canadian Living, Décormag, Style at Home, Fleurs Plantes Jardins, Canadian Gardening, Québec Vert, The Hockey News, Condo Maison Direct, Maisons Neuves Rive-Sud et Condos, and the recettes.qc.ca, Quoi manger and On the table websites. TVA Group also holds an effective 51% interest in TVA Group-Hearst Publications Inc., which publishes Elle Canada and Elle Québec magazines, and 50% of the shares of Publications Senior inc., which publishes Le Bel Âge and Good Times magazines. The transaction was authorized by the Competition Bureau on March 2, 2015.

[1]	The sum of subscriptions to the cable television, cable Internet access and over-the-top video services, plus subscriber connections to the cable and mobile telephony services.

Sports and Entertainment

•	On July 20, 2015, Quebecor officially filed an application under the NHL expansion process for a franchise for a professional hockey team in Québec City.

•

On April 7, 2015, the Québec City Amphitheatre officially became the Videotron Centre. The facility is scheduled to open on September 12, 2015. The events scheduled for September 2015 include four home games of the Remparts de Québec of the Quebec Major Junior Hockey League (“QMJHL”), performances by the rock band Metallica, Madonna and the comedy group Rock et Belles Oreilles, and a preseason hockey game between the Montreal Canadiens and the Pittsburgh Penguins.

•

On April 2, 2015, Quebecor Media announced an eight-year strategic partnership with AEG Facilities, the world leader in sports and entertainment venue management. The AEG Live division will support the Sports and Entertainment segment in booking events, shows and tours for the nearly 18,400-seat Videotron Centre.

Financial transactions

•

On July 16, 2015, Videotron prepaid and withdrew the entirety of its outstanding 9.125% Senior Notes issued on April 15, 2008 and maturing on April 15, 2018, in the aggregate principal amount of US$75.0 million, and unwound the hedges in an asset position. On the same date, Videotron prepaid and withdrew the entirety of its outstanding 7.125% Senior Notes issued on January 13, 2010 and maturing on January 15, 2020, in the aggregate principal amount of $300.0 million.

•

On June 16, 2015, Videotron amended its $575.0 million secured revolving bank credit facility to increase it to $615.0 million and extend its term by two years to July 20, 2020. Videotron also entered a new $350.0 million unsecured revolving credit facility expiring on July 20, 2020. The terms and conditions of the new unsecured credit facility are similar to those of Videotron’s secured revolving credit facility.

•

On April 10, 2015, Videotron completed the redemption of all the 6.375% Senior Notes maturing on December 15, 2015, in the aggregate principal amount of US$175.0 million, and unwound the hedges in an asset position.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under International Financial Reporting Standards (“IFRS”) that are used by the Corporation to assess its financial performance, such as adjusted operating income, cash flows from segment operations, free cash flows from continuing operating activities, and ARPU, are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted Operating Income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income (loss) before depreciation and amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, charge for restructuring of operations and other special items, impairment of goodwill, loss on debt refinancing, income taxes, and loss from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. Quebecor Media’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below provides a reconciliation of adjusted operating income to net income (loss) as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income (loss) measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Adjusted operating income (loss) :
Telecommunications	$342.2	$332.0	$685.7	$667.9
Media	11.3	28.7	5.4	22.5
Sports and Entertainment	(4.1)	(2.1)	(4.2)	(2.8)
Head Office	(1.0)	(0.9)	0.3	1.8

	348.4	357.7	687.2	689.4
Depreciation and amortization	(166.4)	(161.6)	(347.2)	(321.6)
Financial expenses	(74.6)	(80.3)	(156.0)	(167.8)
(Loss) gain on valuation and translation of financial instruments	(1.7)	(1.6)	0.8	(0.1)
Restructuring of operations and other special items	(5.7)	(2.5)	(10.1)	(3.1)
Impairment of goodwill	(30.0)	(30.0)	(30.0)	(30.0)
Loss on debt refinancing	(13.8)	—	(12.1)	(18.7)
Income taxes	(7.1)	(31.4)	(30.8)	(49.3)
Loss from discontinued operations	(11.8)	(143.8)	(16.1)	(143.8)

Net income (loss)	$37.3	$(93.5)	$85.7	$(45.0)

Cash Flows from Segment Operations

Cash flows from segment operations represents adjusted operating income, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, the payment of dividends, and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. When cash flows from segment operations is reported, a reconciliation to adjusted operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows provided by continuing operating activities calculated in accordance with IFRS, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, licence acquisitions and renewals, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 6 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure monthly revenues from its cable television, Internet access, cable and mobile telephony and over-the-top video services per average basic customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined revenues from its cable television, Internet access, cable and mobile telephony and over-the-top video services by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2015/2014 second quarter comparison

Revenue: $960.9 million, a $67.9 million (7.6%) increase.

•	Revenues increased in Telecommunications ($43.9 million or 6.3% of segment revenues) and in Media ($36.4 million or 17.9%).

•	Revenues decreased in Sports and Entertainment ($0.5 million or -4.3%).

Adjusted operating income: $348.4 million, a $9.3 million (-2.6%) decrease.

•	Adjusted operating income decreased in Media ($17.4 million or -60.6% of segment adjusted operating income) and there was an unfavourable variance in Sports and Entertainment ($2.0 million).

•	Adjusted operating income increased in Telecommunications ($10.2 million or 3.1%).

•

The change in the fair value of Quebecor Media stock options resulted in a $0.4 million unfavourable variance in the stock-based compensation charge in the second quarter of 2015 compared with the same period of 2014. The change in the fair value of Quebecor stock options and the impact of various transactions on the options issued under this program resulted in a $1.3 million unfavourable variance in the Corporation’s stock-based compensation charge in the second quarter of 2015.

Net income attributable to shareholders: $38.6 million in the second quarter of 2015, compared with a net loss attributable to shareholders of $97.5 million in the same period of 2014, a $136.1 million favourable variance.

•	The favourable variance was due primarily to:

•	$132.0 million favourable variance in the loss related to discontinued operations;

•	$24.3 million favourable variance in the income tax expense;

•	$5.7 million decrease in financial expenses.

Partially offset by:

•	$13.8 million unfavourable variance in losses on debt refinancing;

•	$9.3 million decrease in adjusted operating income;

•	$4.8 million increase in the depreciation and amortization charge;

•	$3.2 million increase in the charge for restructuring of operations and other special items.

Depreciation and amortization: $166.4 million in the second quarter of 2015, a $4.8 million increase essentially due to the impact of capital expenditures in the Telecommunications segment, including depreciation of investments in the LTE network and expenditures resulting from the promotional strategy focused on equipment leasing, partially offset by the cessation of amortization of spectrum licences in accordance with a change in the estimation of the useful life of the licences (see “Change in Accounting Estimates” below).

Financial expenses: $74.6 million, a $5.7 million decrease caused mainly by the impact of lower interest rates on long-term debt due to debt refinancing at lower rates and by lower indebtedness.

Loss on valuation and translation of financial instruments: $1.7 million in the second quarter of 2015 compared with $1.6 million in the same quarter of 2014.

Charge for restructuring of operations and other special items: $5.7 million in the second quarter of 2015, compared with $2.5 million in the same period of 2014, an unfavourable variance of $3.2 million.

•

In the second quarter of 2015, the Telecommunications segment recognized a $2.2 million charge for restructuring of operations ($0.3 million in the same period of 2014), mainly because of migration from analog to digital cable television service. The segment also recognized another $0.3 million special charge in the second quarter of 2015.

•

A $2.6 million charge for restructuring of operations was recorded in the Media segment in connection with staff-reduction programs in the second quarter of 2015 ($1.5 million in the same period of 2014). The segment also recognized another $0.5 million special charge in the second quarter of 2015 ($0.1 million in the same period of 2014).

•	The other segments recorded a $0.1 million restructuring charge in the second quarter of 2015 ($0.6 million in the same period of 2014).

Charge for impairment of goodwill: $30.0 million in the second quarter of 2015, identical to the same period of 2014.

•

In the second quarter of 2015, Quebecor Media performed an annual impairment test on the Newspapers cash-generating unit (“CGU”), which continues to be affected by the shift toward digital and by challenging market conditions. Quebecor Media concluded that the recoverable amount based on fair value less disposal costs was less than the carrying amount of this CGU. Accordingly, the Media segment recorded a $30.0 million non-cash goodwill impairment charge, without any tax consequences ($30.0 million, without any tax consequences, in the second quarter of 2014).

Loss on debt refinancing: $13.8 million in the second quarter of 2015.

•

In accordance with a notice issued on June 16, 2015, Videotron redeemed, on July 16, 2015, the entirety of its outstanding 9.125% Senior Notes issued on April 15, 2008 and maturing on April 15, 2018, in the aggregate principal amount of US$75.0 million, at a redemption price of 101.521% of their principal amount, and unwound hedges in an asset position. A $0.2 million loss was recorded in the consolidated statement of income in the second quarter of 2015 in connection with this redemption, including a $2.1 million net gain previously recorded in “Other comprehensive income.”

•

In accordance with a notice issued on June 16, 2015, Videotron redeemed, on July 16, 2015, the entirety of its outstanding 7.125% Senior Notes issued on January 13, 2010 and maturing on January 15, 2020, in the aggregate principal amount of $300.0 million, at a redemption price of 103.563% of their principal amount. A $13.6 million loss was recorded in the consolidated statement of income in the second quarter of 2015 in connection with this redemption.

Income tax expense: $7.1 million in the second quarter of 2015 (effective tax rate of 8.2%) compared with $31.4 million in the same period of 2014 (effective tax rate of 28.1%), a $24.3 million favourable variance. The effective tax rate is calculated considering only taxable and deductible items.

•

The favourable variance in income tax and the favourable variance in the effective tax rate were mainly due to the impact of a decrease in deferred income tax liabilities in light of developments in tax audits, jurisprudence and tax legislation.

2015/2014 year-to-date comparison

Revenues: $1.89 billion, a $120.8 million (6.8%) increase.

•	Revenues increased in Telecommunications ($82.8 million or 5.9% of segment revenues), Media ($51.8 million or 13.4%) and Sports and Entertainment ($3.2 million or 12.5%).

Adjusted operating income: $687.2 million, a $2.2 million (-0.3%) decrease.

•

Adjusted operating income decreased in Media ($17.1 million or -76.0% of segment adjusted operating income), and there were unfavourable variances in Sports and Entertainment ($1.4 million) and Head Office ($1.5 million).

•	Adjusted operating income increased in Telecommunications ($17.8 million or 2.7%).

•

The change in the fair value of Quebecor Media stock options resulted in a $1.3 million favourable variance in the stock-based compensation charge in the first half of 2015 compared with the same period of 2014. The change in the fair value of Quebecor stock options and the impact of various transactions on the options issued under this program resulted in a $4.3 million unfavourable variance in the Corporation’s stock-based compensation charge in the first half of 2015.

Net income attributable to shareholders: $94.2 million in the first half of 2015, compared with a net loss attributable to shareholders of $43.8 million in the same period of 2014, a favourable variance of $138.0 million.

•	The favourable variance was due primarily to:

•	$127.7 million favourable variance in the loss related to discontinued operations;

•	$18.5 million favourable variance in the income tax expense;

•	$11.8 million decrease in financial expenses;

•	$6.6 million favourable variance in losses on debt refinancing.

Partially offset by:

•	$25.6 million increase in the depreciation and amortization charge;

•	$7.0 million increase in the charge for restructuring of operations and other special items.

Depreciation and amortization: $347.2 million, a $25.6 million increase essentially due to the same factors as those noted in the 2015/2014 second quarter comparison above.

Financial expenses: $156.0 million, a $11.8 million decrease due primarily to the same factors as those noted in the 2015/2014 second quarter comparison above.

Gain on valuation and translation of financial instruments: $0.8 million in the first half of 2015, compared with a $0.1 million loss in the same period of 2014, a $0.9 million favourable variance.

Charge for restructuring of operations and other special items: $10.1 million in the first half of 2015, compared with $3.1 million in the first half of 2014, a $7.0 million unfavourable variance.

•

In the first half of 2015, the Telecommunications segment recognized a $4.3 million charge for restructuring of operations ($0.5 million in the same period of 2014), mainly because of migration from analog to digital cable television service. The segment also recognized another $0.6 million special charge in the first half of 2015.

•

A $3.6 million charge for restructuring of operations was recorded in the Media segment in connection with staff-reduction programs in the first half of 2015 ($1.6 million in the same period of 2014). The segment also recognized another $0.7 million special charge in the first half of 2015 ($0.2 million in the same period of 2014).

•	The other segments recorded a $0.9 million charge for restructuring of operations in the first half of 2015 ($0.8 million in the same period of 2014).

Charge for impairment of goodwill: $30.0 million in the first half of 2015, identical to the same period of 2014. The charge was due to the factors noted above in the 2015/2014 second quarter comparison.

Loss on debt refinancing: $12.1 million in first half of 2015, compared with $18.7 million in the same period of 2014, a $6.6 million favourable variance.

•

In accordance with a notice issued on June 16, 2015, Videotron redeemed, on July 16, 2015, the entirety of its outstanding 9.125% Senior Notes issued on April 15, 2008 and maturing on April 15, 2018, in the aggregate principal amount of US$75.0 million, at a redemption price of 101.521% of their principal amount, and unwound hedges in an asset position. A $0.2 million loss was recorded in the consolidated statement of income in the second quarter of 2015 in connection with this redemption, including a $2.1 million net gain previously recorded in “Other comprehensive income.”

•

In accordance with a notice issued on June 16, 2015, Videotron redeemed, on July 16, 2015, the entirety of its outstanding 7.125% Senior Notes issued on January 13, 2010 and maturing on January 15, 2020, in the aggregate principal amount of $300.0 million, at a redemption price of 103.563% of their principal amount. A $13.6 million loss was recorded in the consolidated statement of income in the second quarter of 2015 in connection with this redemption.

•

In accordance with a notice issued on March 11, 2015, Videotron redeemed, on April 10, 2015, the entirety of its 6.375% Senior Notes maturing on December 15, 2015, in the aggregate principal amount of US$175.0 million, at a redemption price of 100% of their principal amount, and unwound the hedges in an asset position. A $1.7 million net gain was recorded in the consolidated statement of income in the first quarter of 2015 in connection with this redemption, including a $1.8 million gain previously recorded in “Other comprehensive income.”

•

In accordance with a notice issued on March 26, 2014, Videotron redeemed, on April 24, 2014, US$260.0 million aggregate principal amount of its outstanding 9.125% Senior Notes issued on March 5, 2009 and maturing on April 15, 2018 at a redemption price of 103.042% of their principal amount. A $21.4 million net loss was recorded in the consolidated statement of income in the first quarter of 2014 in connection with this redemption, including a $1.7 million loss previously recorded in “Other comprehensive income.”

•

In accordance with a notice issued on March 26, 2014, Quebecor Media redeemed, on April 25, 2014, the entirety of its outstanding 7.75% Senior Notes issued on October 5, 2007 and maturing on March 15, 2016, in the aggregate principal amount of US$380.0 million, at a redemption price of 100.00% of their principal amount, and settled the related hedges. A $2.7 million net gain was recorded in the consolidated statement of income in the first quarter of 2014 in connection with this redemption, including a $12.5 million gain previously recorded in “Other comprehensive income.”

Income tax expense: $30.8 million in the first half of 2015 (effective tax rate of 18.9%) compared with $49.3 million in the same period of 2014 (effective tax rate of 27.7%), an $18.5 million favourable variance. The effective tax rate is calculated considering only taxable and deductible items.

•

The favourable variance in income tax and the favourable variance in the effective tax rate were mainly due to the impact of a decrease in deferred income tax liabilities in light of developments in tax audits, jurisprudence and tax legislation.

SEGMENTED ANALYSIS

Telecommunications

Second quarter 2015 operating results

Revenues: $741.5 million in the second quarter of 2015, a $43.9 million (6.3%) increase.

•

Combined revenues from all cable television services decreased $6.2 million (-2.3%) to $262.8 million, due primarily to the impact of the net decrease in the customer base, higher discounts and the decrease in pay TV orders, partially offset by higher per-subscriber revenues and increased revenues from the leasing of digital set-top boxes.

•

Revenues from Internet access services increased $14.1 million (6.6%) to $226.3 million. The favourable variance was mainly due to higher per-subscriber revenues, higher revenues from Internet access resellers, increased usage, leasing of wireless routers and customer base growth.

•	Revenues from cable telephone service decreased $2.8 million (-2.4%) to $115.3 million, mainly because of the impact of lower long-distance revenues.

•	Revenues from mobile telephony service increased $29.5 million (44.2%) to $96.3 million, essentially due to the increase in the number of subscriber connections and higher net revenue per connection.

•	Revenues of Videotron Business Solutions increased $0.6 million (3.8%) to $16.6 million.

•

Revenues from customer equipment sales increased $5.0 million (55.6%) to $14.0 million, mainly because of the growth in the number of subscriber connections to the mobile service and increased sales of more powerful equipment.

•

Revenues from the over-the-top video service totalled $5.4 million in the second quarter of 2015 compared with $2.2 million in the same period of 2014. The $3.2 million increase was mainly due to the significant increase in the subscriber base.

•

Revenues of the Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) retail chain totalled $2.1 million. The $0.3 million (-12.5%) decrease was due primarily to lower franchise fee revenues and the impact of store closings.

•	Other revenues increased $0.9 million (50.0%) to $2.7 million.

ARPU: $133.71 in the second quarter of 2015 compared with $123.61 in the same period of 2014, a $10.10 (8.2%) increase.

Customer statistics

Revenue generating units – As of June 30, 2015, the total number of revenue-generating units stood at 5,520,100, a 12,900 (0.2%) unit increase from the end of the first quarter of 2015, compared with a 35,100 increase in the second quarter of 2014 (Table 2). In the 12-month period ended June 30, 2015, the number of revenue-generating units increased by 225,200 (4.3%). Revenue-generating units are the sum of subscriptions to the cable television, cable Internet access and over-the-top video services, plus subscriber connections to the cable and mobile telephony services.

Cable television – The combined customer base for all of Videotron’s cable television services decreased by 23,000 (-1.3%) in the second quarter of 2015 (compared with a 17,200 decrease in the same period of 2014) and by 46,300 (-2.6%) in the 12-month period ended June 30, 2015 (Table 2). At the end of the second quarter of 2015, Videotron had 1,747,600 subscribers to its cable television services. The household and business penetration rate (number of subscribers as a proportion of the total 2,793,600 homes and businesses passed by Videotron’s network as of the end of June 2015, up from 2,759,600 one year earlier) was 62.6% versus 65.0% a year earlier.

•

As of June 30, 2015, the number of subscribers to the illico Digital TV service stood at 1,552,800, a 2,700 (-0.2%) customer decrease in the second quarter of 2015 (compared with a decrease of 3,000 in the same quarter of 2014) and a 12-month increase of 27,200 (1.8%). As of June 30, 2015, illico Digital TV had a household and business penetration rate of 55.6% versus 55.3% a year earlier.

•

The customer base for analog cable television services decreased by 20,300 (-9.4%) in the second quarter of 2015 (compared with a decrease of 14,200 in the same period of 2014) and by 73,500 over a 12-month period, partly as a result of customer migration to illico Digital TV.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,539,100 at June 30, 2015, a decrease of 4,000 (-0.3%) in the second quarter of 2015 (compared with an increase of 200 in the same period of 2014), and an increase of 28,700 (1.9%) over the 12-month period ended June 30, 2015 (Table 2). At June 30, 2015, Videotron’s cable Internet access services had a household and business penetration rate of 55.1% compared with 54.7% a year earlier.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,337,700 as of June 30, 2015, a quarterly decrease of 6,900 (-0.5%) (compared with a 2,100-customer decrease in the second quarter of 2014), and a 12-month decrease of 6,300 (-0.5%) (Table 2). At June 30, 2015, the cable telephony service had a household and business penetration rate of 47.9% versus 48.7% a year earlier.

Mobile telephony service – As of June 30, 2015, the number of subscriber connections to the mobile telephony service stood at 702,900, an increase of 40,800 (6.2%) in the second quarter of 2015 (compared with an increase of 29,800 in the second quarter of 2014), and a 12-month increase of 150,600 (27.3%) (Table 2).

Over-the-top video service – As of June 30, 2015, the number of subscribers to the over-the-top video service stood at 192,800, an increase of 6,000 (3.2%) in the second quarter of 2015 (compared with an increase of 24,400 in the second quarter of 2014). During the 12-month period ended June 30, 2015, the number of subscribers more than doubled, increasing by 98,600 (Table 2).

Table 2

Telecommunications segment quarter-end customer numbers for the last eight quarters

(in thousands of customers)

	June 2015	Mar. 2015	Dec. 2014[1]	Sept. 2014[1]	June 2014[1]	Mar. 2014[1]	Dec. 2013[1]	Sept. 2013[1]
Cable television:
Analog	194.8	215.1	228.6	251.4	268.3	282.5	297.7	316.7
Digital	1,552.8	1,555.5	1,553.6	1,544.9	1,525.7	1,528.7	1,527.4	1,513.7

	1,747.6	1,770.6	1,782.2	1,796.3	1,794.0	1,811.2	1,825.1	1,830.4
Cable Internet	1,539.1	1,543.1	1,537.5	1,533.8	1,510.4	1,510.2	1,506.0	1,486.7
Cable telephony[2]	1,337.7	1,344.6	1,349.0	1,356.0	1,344.0	1,346.1	1,348.5	1,341.0
Mobile telephony[2]	702.9	662.1	632.8	590.4	552.3	522.5	504.3	479.1
Over-the-top video	192.8	186.8	177.7	143.7	94.2	69.8	58.2	48.6

Total (revenue-generating units)	5,520.1	5,507.2	5,479.2	5,420.2	5,294.9	5,259.8	5,242.1	5,185.8

[1]	Customer statistics have been restated to reflect certain adjustments to product definitions.
[2]	In thousands of connections

Adjusted operating income: $342.2 million, a $10.2 million (3.1%) increase caused primarily by:

•	impact of revenue increase.

Partially offset by:

•	increases in some operating expenses, including advertising, engineering and customer service expenses;

•	impact of higher cost of mobile devices sold at a loss;

•	higher royalty costs at the cable television service.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 53.9% in the second quarter of 2015 compared with 52.4% in the same period of 2014. The increase was mainly due to increases in some operating expenses, the impact of the higher cost of mobile devices sold at a loss and higher royalty costs at the cable television service.

Year-to-date operating results

Revenues: $1.48 billion, an $82.8 million (5.9%) increase essentially due to the same factors as those noted above in the discussion of second quarter 2015 results.

•	Combined revenues from all cable television services decreased $11.8 million (-2.2%) to $530.1 million.

•	Revenues from Internet access services increased $27.4 million (6.5%) to $449.8 million.

•	Revenues from cable telephony service decreased $3.0 million (-1.3%) to $233.1 million.

•	Revenues from mobile telephony service increased $57.2 million (44.5%) to $185.6 million.

•	Revenues of Videotron Business Solutions increased $0.6 million (1.8%) to $33.3 million.

•	Revenues from customer equipment sales increased $4.9 million (27.5%) to $22.7 million.

•	Revenues from the over-the-top video service increased $6.8 million to $10.8 million.

•	Revenues of the Le SuperClub Vidéotron retail chain decreased $0.5 million (-9.8%) to $4.6 million.

•	Other revenues increased $1.1 million (23.9%) to $5.7 million.

ARPU: $132.83 in the first half of 2015 compared with $122.66 in the same period of 2014, a $10.17 (8.3%) increase.

Customer statistics

Revenue-generating units – 40,900-unit increase (0.7%) in the first half of 2015 compared with an increase of 52,800 in the same period of 2014.

Cable television – 34,600 decrease (-1.9%) in the combined customer base for all of Videotron’s cable television services in the first half of 2015, compared with a decrease of 31,100 in the same period of 2014.

•	Subscriptions to illico Digital TV service decreased by 800 in the first half of 2015 compared with a decrease of 1,700 in the same period of 2014.

•	The customer base for analog cable television services decreased by 33,800 compared with a decrease of 29,400 in the first half of 2014.

Cable Internet access – 1,600-customer increase (0.1%) in the first half of 2015 compared with an increase of 4,400 in the same period of 2014.

Cable telephony service – 11,300-customer decrease (-0.8%) in the first half of 2015 compared with a decrease of 4,500 in the same period of 2014.

Mobile telephony service – 70,100 (11.1%) increase in subscriber connections in the first half of 2015 compared with an increase of 48,000 in the same period of 2014.

Over-the-top video service – 15,100-subscriber increase (8.5%) in the first half of 2015 compared with an increase of 36,000 in the same period of 2014.

Adjusted operating income: $685.7 million, a $17.8 million (2.7%) increase caused primarily by:

•	impact of revenue increase.

Partially offset by:

•	increases in some operating expenses, including customer service, engineering and advertising expenses;

•	impact of higher cost of mobile devices sold at a loss;

•	higher royalty costs at the cable television service;

•	aggregate $4.6 million unfavourable impact of recognition of one-time items.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 53.5% in the first half of 2015 compared with 52.0% in the same period of 2014. The increase was mainly due to the same factors as those noted above in the discussion of second quarter 2015 results, as well as the unfavourable impact of one-time items totalling $4.6 million.

Cash flows from operations

Quarterly cash flows from segment operations: $181.0 million in the second quarter of 2015 compared with $161.8 million in the same period of 2014 (Table 3).

•

The $19.2 million increase was mainly due to the $14.3 million decrease in additions to property, plant and equipment, caused primarily by the timing of expenditures related to investment in the LTE network, and to the $10.2 million increase adjusted operating income, partially offset by the $5.7 million increase in additions to intangible assets.

Year-to-date cash flows from segment operations: $344.7 million in the first half of 2015 compared with $333.1 million in the same period of 2014 (Table 3).

•

The $11.6 million increase was due to the $17.8 million increase in adjusted operating income, partially offset by the $6.2 million increase in additions to property, plant and equipment and to intangible assets.

Table 3: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Adjusted operating income	$342.2	$332.0	$685.7	$667.9
Additions to property, plant and equipment	(141.6)	(155.9)	(303.2)	(299.0)
Additions to intangible assets (excluding spectrum licences)	(21.2)	(15.5)	(39.7)	(37.7)
Proceeds from disposal of assets	1.6	1.2	1.9	1.9

Cash flows from segment operations	$181.0	$161.8	$344.7	$333.1

Media

Second quarter 2015 operating results

Revenues: $239.7 million in the second quarter of 2015, a $36.4 million (17.9%) increase.

•	Newspaper publishing revenues decreased by $8.6 million (-12.7%).

•	Advertising revenues decreased 14.3%; circulation revenues decreased 4.6%; digital revenues increased 15.6%; combined revenues from commercial printing and other sources decreased 19.7%.

•	Revenues decreased by 10.4% at the urban dailies and were flat at the portals.

•	Broadcasting revenues increased by $19.1 million (20.3%), mainly because of:

•	increased advertising and subscription revenues at the specialty services, mainly TVA Sports, due primarily to the addition of NHL hockey broadcasts.

Partially offset by:

•	lower advertising revenues at TVA Network.

•

The acquisition of substantially all of the assets of A.R. Global Vision Ltd. and its subsidiary (“Global Vision”) in December 2014 had a favourable impact, generating film production and audiovisual revenues in the amount of $18.8 million in the second quarter of 2015.

•	Magazine publishing revenues increased by $12.2 million (76.3%), mainly as a result of the impact of the acquisition of magazines from Transcontinental on April 12, 2015.

•	Quebecor Media Out of Home’s revenues increased $0.7 million (26.9%), mainly because of new digital advertising revenues.

•	Book distribution and publishing revenues decreased by $3.2 million (-12.9%), primarily as a result of decreased bookstore and mass market volumes.

Adjusted operating income: $11.3 million in the second quarter of 2015, a $17.4 million (-60.6%) decrease.

•	Adjusted operating income from newspaper publishing decreased $3.9 million (-42.9%) due to:

•	impact of revenue decrease.

Partially offset by:

•	favourable impact on adjusted operating income of reduced operating expenses, including a $1.5 million favourable impact related to restructuring initiatives.

•	Adjusted operating income from broadcasting operations decreased by $17.5 million (-96.7%) due to:

•	spending on content at TVA Sports;

•	impact of decrease in TVA Network’s advertising revenues.

Partially offset by:

•	impact of higher subscription and advertising revenues at TVA Sports;

•	decrease in operating expenses at TVA Network.

•	Favourable impact of the acquisition of substantially all of the assets of Global Vision, which generated adjusted operating income in the amount of $5.6 million in the second quarter of 2015.

•

Adjusted operating income from magazine publishing decreased by $1.6 million (-55.2%), mainly because of the impact, on a same-store basis, of the decrease in revenues (excluding the impact of the acquisition of magazines from Transcontinental).

•	The operating loss of Quebecor Media Out of Home decreased by $0.4 million as a result of the increase in revenues.

•	The operating loss from book distribution and publishing increased by $1.1 million, mainly because of the unfavourable impact of a decrease in revenues.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 95.3% in the second quarter of 2015 compared with 85.9% in the same period of 2014. The increase was mainly due to the impact of higher television content costs and the impact of the decrease in revenues on a same-store basis (as the fixed component of operating costs does not fluctuate in proportion to the decrease in revenues), partially offset by the favourable impact of the acquisition of substantially all of the assets of Global Vision.

Year-to-date operating results

Revenues: $439.2 million in the first half of 2015, a $51.8 million (13.4%) increase.

•	Newspaper publishing revenues decreased by $15.1 million (-11.6%).

•	Advertising revenues decreased 12.0%; circulation revenues decreased 4.2%; digital revenues increased 1.6%; combined revenues from commercial printing and other sources decreased 18.3%.

•	Revenues decreased by 8.8% at the urban dailies and by 16.7% at the portals.

•	Broadcasting revenues increased $33.2 million (17.9%), mainly due to the same factors as those noted above in the discussion of second quarter 2015 operating results.

•	The acquisition of substantially all of the assets of Global Vision generated revenues in the amount of $27.9 million.

•	Magazine publishing revenues increased by $10.6 million (34.1%), mainly because of the favourable impact on revenues of the acquisition of magazines from Transcontinental on April 12, 2015.

•	Quebecor Media Out of Home’s revenues increased $1.0 million (22.7%), mainly because of new digital advertising revenues.

•	Book distribution and publishing revenues increased by $0.3 million (0.7%).

Adjusted operating income: $5.4 million in the first half of 2015, a $17.1 million (-76.0%) decrease.

•	Adjusted operating income from newspaper publishing decreased $2.8 million (-23.7%) due to:

•	impact of revenue decrease.

Partially offset by:

•	favourable impact on adjusted operating income of reduced operating expenses, including a $3.5 million favourable impact related to restructuring initiatives.

•

Adjusted operating loss from broadcasting operations was $7.9 million compared with $9.9 million adjusted operating income in the same period of 2014. The $17.8 million unfavourable variance was due to:

•	spending on content at TVA Sports;

•	impact of decrease in TVA Network’s advertising revenues.

Partially offset by:

•	impact of higher subscription and advertising revenues at TVA Sports;

•

lower operating expenses at TVA Network mainly as a result of lower content costs, reflecting in part the impact of adjustments in the first half of 2014 to the cost of certain prior-year broadcasting rights related to indemnification clauses.

•	Favourable impact of the acquisition of substantially all of the assets of Global Vision, which generated adjusted operating income in the amount of $5.5 million in the first half of 2015.

•

Adjusted operating income from magazine publishing operations decreased $2.9 million (-56.9%), mainly due to the same factors noted above in the discussion of the second quarter 2015 operating results.

•	The operating loss of Quebecor Media Out of Home decreased by $0.2 million as a result of the increase in revenues.

•	The operating loss from book distribution and publishing decreased by $0.4 million.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 98.8% in the first half of 2015 compared with 94.2% in the same period of 2014. The increase was mainly due to the same factors as those noted above in the discussion of second quarter 2015 operating results.

Cash flows from operations

Quarterly cash flows from segment operations: $0.3 million compared with $19.6 million in the same period of 2014 (Table 4). The $19.3 million unfavourable variance was primarily due to the $17.4 million decrease in adjusted operating income.

Year-to-date cash flows from segment operations: Negative $14.4 million compared with positive $2.4 million in the same period of 2014 (Table 4). The $16.8 million unfavourable variance was primarily due to the $17.1 million decrease in adjusted operating income.

Table 4: Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Adjusted operating income	$11.3	$28.7	$5.4	$22.5
Additions to property, plant and equipment	(8.6)	(5.9)	(15.7)	(15.1)
Additions to intangible assets	(2.4)	(3.1)	(4.1)	(5.0)
Proceeds from disposal of assets	—	(0.1)	—	—

Cash flows from segment operations	$0.3	$19.6	$(14.4)	$2.4

Sports and Entertainment

Second quarter 2015 operating results

Revenues: $11.1 million, a $0.5 million (-4.3%) decrease compared with the second quarter of 2014, mainly due to an 11.7% decrease in music production and distribution revenues caused primarily by lower video sales, partially offset by the favourable impact on revenues of the acquisition of the Remparts de Québec, a QMJHL hockey team, in November 2014.

Adjusted operating loss: $4.1 million in the second quarter of 2015 compared with $2.1 million in the same period of 2014. The $2.0 million unfavourable variance was due primarily to the startup of Videotron Centre management operations in Québec City.

Year-to-date operating results

Revenues: $28.8 million, a $3.2 million (12.5%) increase compared with the first half of 2014, mainly due to the favourable impact on revenues of the acquisition of the Remparts de Québec.

Adjusted operating loss: $4.2 million in the first half of 2015 compared with $2.8 million in the same period of 2014. The $1.4 million unfavourable variance was due primarily to the impact of the startup of Videotron Centre management operations, partially offset by the favourable impact of a decrease in operating expenses related to music production and distribution, including sales and marketing expenses.

Cash flows from operations

Quarterly cash flows from segment operations: Negative $7.9 million compared with negative $3.0 million in the same period of 2014 (Table 5). The $4.9 million unfavourable variance was due to the $2.9 million increase in additions to property, plant and equipment and to intangible assets, partly reflecting spending on new Videotron Centre management operations, and to the $2.0 million increase in the adjusted operating loss.

Year-to-date cash flows from segment operations: Negative $9.2 million compared with negative $5.6 million in the same period of 2014 (Table 5). The $3.6 million unfavourable variance was due to the $2.2 million increase in additions to property, plant and equipment and to intangible assets, and to the $1.4 million increase in the adjusted operating loss.

Table 5: Sports and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Adjusted operating loss	$(4.1)	$(2.1)	$(4.2)	$(2.8)
Additions to property, plant and equipment	(3.6)	(0.9)	(4.7)	(2.8)
Additions to intangible assets	(0.2)	—	(0.3)	—

Cash flows from segment operations	$(7.9)	$(3.0)	$(9.2)	$(5.6)

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Second quarter 2015

Cash flows provided by operating activities: $190.9 million in the second quarter of 2015 compared with $224.6 million in the same period of 2014.

•	The $33.7 million decrease was essentially due to:

•

$66.1 million unfavourable change in non-cash balances related to operations due to a variance in the provision for current income taxes and payment of outstanding income tax balances in the Telecommunications segment;

•	$17.4 million decrease in adjusted operating income in the Media segment;

•	$3.2 million increase in the cash portion of the charge for restructuring of operations and other special items.

Partially offset by:

•	$38.1 million favourable variance in current income taxes;

•	$10.2 million increase in adjusted operating income in the Telecommunications segment;

•	$5.6 million decrease in the cash portion of financial expenses.

Year to date

Cash flows provided by operating activities: $343.4 million in the first half of 2015 compared with $390.5 million in the same period of 2014.

•	The $47.1 million decrease was essentially due to:

•	$57.8 million unfavourable change in non-cash balances related to operations due to increased inventory and the payment of outstanding income tax balances in the Telecommunications segment;

•	$17.1 million decrease in adjusted operating income in the Media segment;

•	$7.0 million increase in the cash portion of the charge for restructuring of operations and other special items.

Partially offset by:

•	$8.0 million decrease in current income taxes;

•	$17.8 million increase in adjusted operating income in the Telecommunications segment;

•	$10.7 million decrease in the cash portion of financial expenses.

Cash flows were negatively impacted by decreased profitability in the Media segment as a result of spending on the TVA Sports channel and the impact of the migration to digital, by increased inventory, and by the payment of outstanding income tax balances in the first half of 2015 in the Telecommunications segment. Cash flows were positively impacted by increased profitability in the Telecommunications segment and by debt refinancing at lower interest rates.

Working capital: Negative $97.1 million at June 30, 2015, compared with positive $105.0 million at December 31, 2014. The $202.1 million negative variance was mainly due to the payment out of working capital for the 2500 MHz spectrum licences and AWS-3 licences acquired at a total cost of $218.8 million.

Investing activities

Second quarter 2015

Additions to property, plant and equipment: $153.9 million in the second quarter of 2015 compared with $162.9 million in the same period of 2014. The $9.0 million decrease was caused primarily by the timing of expenditures related to investments in the LTE network by the Telecommunications segment.

Additions to intangible assets: $237.2 million in the second quarter of 2015, compared with $189.7 million in the same period of 2014, a $47.5 million increase. The Telecommunications segment accounted for most of the increase, mainly reflecting payments totalling $212.4 million in the second quarter of 2015 for the acquisition of spectrum licences, compared with $170.7 million in the second quarter of 2014.

Proceeds from disposal of assets: $1.6 million in the second quarter of 2015 compared with $1.1 million in the same quarter of 2014.

Business acquisitions: $55.3 million in the second quarter of 2015, mainly reflecting the acquisition of magazines from Transcontinental by the Media segment.

Business disposals: $304.2 million in the second quarter of 2015 compared with $73.7 million in the same period of 2014.

•	Business disposals in the second quarter of 2015 consisted primarily in the sale of its Canadian English-language newspaper businesses by the Media segment.

•	Business disposals in the second quarter of 2014 consisted in the sale of 74 Québec weeklies to Transcontinental Interactive Inc., a subsidiary of Transcontinental.

Year to date

Additions to property, plant and equipment: $323.7 million in the first half of 2015 compared with $317.1 million in the same period of 2014. The Telecommunications segment accounted for the most of the $6.6 million increase.

Additions to intangible assets: $264.5 million in the first half of 2015, compared with $260.8 million in the same period of 2014, a $3.7 million increase. The Telecommunications segment accounted for most of the increase, mainly reflecting payments totalling $218.8 million in the first half of 2015 for the acquisition of spectrum licences, compared with $217.4 million in the first half of 2014.

Proceeds from disposal of assets: $1.9 million in the first half of 2015, stable in comparison with the first half of 2014.

Business acquisitions: $90.8 million in the first half of 2015 compared with $0.6 million in the same period of 2014.

•

Business acquisitions in the first half of 2015 consisted primarily of the acquisition of 4Degrees Colocation Inc. (“4Degrees Colocation”) by the Telecommunications segment and of Transcontinental magazines by the Media segment.

Disposal of businesses: $304.2 million in the first half of 2015 compared with $73.7 million in the same period of 2014. The increase was due to the same factors noted above in the discussion of second quarter 2015 results.

Free cash flows from continuing operating activities

Second quarter 2015

Free cash flows from continuing operating activities: $13.8 million in the second quarter of 2015 compared with $43.8 million in the same period of 2014 (Table 6).

•	The $30.0 million unfavourable variance was due to:

•	$33.7 million decrease in cash flows provided by continuing operating activities;

•	$5.8 million increase in additions to intangible assets (excluding acquisition of spectrum licences).

Partially offset by:

•	$9.0 million decrease in additions to property, plant and equipment.

Year to date

Free cash flows from continuing operating activities: Negative $24.1 million in the first half of 2015 compared with positive $31.9 million in the same period of 2014 (Table 6).

•	The $56.0 million unfavourable variance was due to:

•	$47.1 million decrease in cash flows provided by continuing operating activities;

•	$6.6 million increase in additions to property, plant and equipment;

•	$2.3 million increase in additions to intangible assets (excluding acquisition of spectrum licences).

Table 6

Cash flows provided by continuing operating activities reported in the condensed consolidated financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Adjusted operating income (loss) :
Telecommunications	$342.2	$332.0	$685.7	$667.9
Media	11.3	28.7	5.4	22.5
Sports and Entertainment	(4.1)	(2.1)	(4.2)	(2.8)
Head Office	(1.0)	(0.9)	0.3	1.8

	348.4	357.7	687.2	689.4
Cash interest expense[1]	(72.8)	(78.4)	(152.2)	(162.9)
Cash portion of charge for restructuring of operations and other special items[2]	(5.7)	(2.5)	(10.1)	(3.1)
Current income taxes	12.6	(25.5)	(23.7)	(31.7)
Other	0.4	(0.8)	2.4	1.2
Net change in non-cash balances related to operations	(92.0)	(25.9)	(160.2)	(102.4)

Cash flows provided by continuing operating activities	190.9	224.6	343.4	390.5

Additions to property, plant and equipment and to intangible assets, less proceeds from disposal of assets (excluding spectrum licences acquisitions) :
Telecommunications	(161.2)	(170.2)	(341.0)	(334.8)
Media	(11.0)	(9.1)	(19.8)	(20.1)
Sports and Entertainment	(3.8)	(0.9)	(5.0)	(2.8)
Head Office	(1.1)	(0.6)	(1.7)	(0.9)

	(177.1)	(180.8)	(367.5)	(358.6)

Free cash flows from continuing operating activities	$13.8	$43.8	$(24.1)	$31.9

[1]

Interest on long-term debt, interest on net defined benefit liability, impact of foreign currency translation on short-term monetary items and other financial expenses (see note 5 to the consolidated financial statements).

[2]	Restructuring of operations and other (see note 7 to the condensed consolidated financial statements).

Financing activities

Consolidated debt (long-term debt plus bank borrowings): $0.7 million increase in the first half of 2015; $189.9 million favourable net variance in assets and liabilities related to derivative financial instruments.

•	Summary of year-to-date debt increases:

•

estimated $229.1 million unfavourable impact of exchange rate fluctuations. The increase in this item was offset by an increase in the asset (or decrease in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments.”

•	Summary of year-to-date debt reductions:

•

Early redemption and withdrawal by Videotron on April 10, 2015 of the entirety of its outstanding 6.375% Senior Notes issued on September 16, 2005 and maturing on December 15, 2015 in the aggregate principal amount of US$175.0 million;

•	current payments, totalling $12.5 million, on the credit facilities and other debt of Videotron and Quebecor Media.

•

Assets and liabilities related to derivative financial instruments totalled a net asset of $488.0 million at June 30, 2015, compared with $298.1 million at December 31, 2014. The $189.9 net favourable variance was due to:

•	favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

•	unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments;

•

unwinding of Quebecor Media’s hedging contracts in an asset position in connection with the redemption and early withdrawal on April 10, 2015 of US$175.0 million aggregate principal amount of its 6.375% Senior Notes.

•

On July 16, 2015, Videotron prepaid and withdrew the entirety of its outstanding 9.125% Senior Notes issued on April 15, 2008 and maturing on April 15, 2018, in the aggregate principal amount of US$75.0 million, and unwound the hedges in an asset position. On the same date, Videotron prepaid and withdrew the entirety of its outstanding 7.125% Senior Notes issued on January 13, 2010 and maturing on January 15, 2020, in the aggregate principal amount of $300.0 million.

•

On June 16, 2015, Videotron amended its $575.0 million secured revolving bank credit facility to increase it to $615.0 million and extend its term by two years to July 20, 2020. Videotron also entered a new $350.0 million unsecured revolving credit facility expiring on July 20, 2020. The terms and conditions of the new unsecured credit facility are similar to those of Videotron’s existing secured revolving credit facility.

•

On March 20, 2015, TVA Group completed a rights offering whereby it received net proceeds totalling approximately $110.0 million from the issuance of 19,434,629 Class B Non-Voting Shares of TVA Group. Under the rights offering, Quebecor Media subscribed for 17,300,259 Class B Non-Voting Shares of TVA Group at a total cost of $97.9 million. As a result, its total interest in TVA Group’s equity increased from 51.5% to 68.4%.

Financial Position

Net available liquidity: $1.34 billion at June 30, 2015 for Quebecor Media and its wholly owned subsidiaries, consisting of $74.3 million in cash and $1.26 billion in available unused lines of credit, before the impact of the redemption, on July 16, 2015, of Videotron’s 9.125% Senior Notes maturing on April 15, 2018, in the aggregate principal amount of US$75.0 million, and the redemption, on July 16, 2015, of Videotron’s 7.125% Senior Notes maturing on January 15, 2020, in the aggregate principal amount of $300.0 million.

Consolidated debt: $5.21 billion at June 30, 2015, a $0.7 million increase compared with December 31, 2014; $189.9 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•

Consolidated debt essentially consisted of Videotron’s $2.85 billion debt ($2.93 billion at December 31, 2014); TVA Group’s $76.9 million debt ($78.2 million at December 31, 2014); and Quebecor Media’s $2.28 billion debt ($2.20 billion at December 31, 2014).

As at June 30, 2015, minimum principal payments on long-term debt in the coming years were as follows:

Table 7

Minimum principal payments on Quebecor Media’s long-term debt

12 periods ended June 30

(in millions of Canadian dollars)

2016	$22.9
2017	19.5
2018	116.8
2019	17.4
2020	351.3
2021 and thereafter	4,724.1

Total	$5,252.0

Pro forma for the redemption of the 9.125 % and 7.125 % Videotron Senior Notes on July 16, 2015, the weighted average term of Quebecor Media’s consolidated debt was approximately 7.3 years as of June 30, 2015 (7.3 years as of December 31, 2014). The debt consisted of approximately 85.9 % fixed-rate debt (83.2 % as of December 31, 2014) and 14.1 % floating-rate debt (16.8 % as of December 31, 2014).

Management of the Corporation believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividend payments (or distribution of capital). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Corporation and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). At June 30, 2015, the Corporation and its subsidiaries were in compliance with all required financial ratios.

Dividends declared and paid

•	On May 6, 2015, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on May 7, 2015.

•	On July 29, 2015, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on July 30, 2015.

2500 MHz and AWS-3 spectrum auction

On March 6, 2015, Quebecor Media and its Videotron subsidiary announced that they had acquired four AWS-3 licences in the auction for commercial mobile spectrum for a total price of $31.8 million. The licences cover Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario/ Outaouais. They were issued to Videotron by Industry Canada on April 21, 2015.

On May 12, 2015, Quebecor Media and its Videotron subsidiary announced the acquisition of 18 licences in four Canadian provinces in the auction for 2500 MHz commercial mobile spectrum. The licences, which cover all of the province of Québec, as well as the major urban centres in the rest of Canada, including Toronto, Ottawa, Calgary, Edmonton, and Vancouver, were acquired for $187.0 million. They were issued to Videotron by Industry Canada on June 24, 2015.

Potential gain

On March 6, 2015, the Québec Court of Appeal ruled in favour of Videotron and TVA Group, and ordered Bell ExpressVu Limited Partnership (“Bell ExpressVu”), a subsidiary of Bell Canada, to pay Videotron compensation totalling $135.3 million and TVA Group compensation in the amount of $0.6 million for having neglected to implement an appropriate security system to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. In May 2015, letters of credit were issued to Videotron and TVA Group guaranteeing payment of the court-ordered compensation. In May 2015, Bell ExpressVu applied to the Supreme Court of Canada for leave to appeal the ruling. A decision on its application is pending.

Analysis of consolidated balance sheet as at June 30, 2015

Table 8

Consolidated balance sheet of Quebecor Media

Analysis of main differences between June 30, 2015 and December 31, 2014

(in millions of Canadian dollars)

	June 30, 2015	Dec. 31, 2014	Difference	Main reason for difference
Assets
Cash and cash equivalents	$87.1	$395.3	$(308.2)	Cash flows used in investing activities, including payments related to Videotron’s acquisition of spectrum licences, and in financing activities exceeded cash flows provided by operating activities
Net assets held for sale[1]	15.8	300.2	(284.4)	Sale of English-language newspaper businesses, partially offset by reclassification of Archambault Group’s retail operations
Property, plant and equipment	3,381.0	3,382.9	(1.9)	Additions to property, plant and equipment (see “Investing activities” above) and acquisition of 4Degrees Colocation and of Transcontinental magazines, less depreciation for the period
Intangible assets	1,179.2	945.8	233.4	Purchase of 2500 MHz spectrum licences and AWS-3 licences and acquisition of 4Degrees Colocation and Transcontinental magazines
Goodwill	2,737.7	2,714.6	23.1	Impact of acquisition of 4Degrees Colocation and Transcontinental magazines, partially offset by goodwill impairment in the Media segment
Derivative financial instruments[2]	488.0	298.1	189.9	See “Financing activities”
Liabilities
Accounts payable and accrued charges	571.2	643.2	(72.0)	Impact of current variances in activity
Income taxes[3]	(1.7)	78.8	(80.5)	Payment of outstanding income tax balances
Long-term debt, including short-term portion and bank indebtedness	5,207.0	5,206.3	0.7	See “Financing activities”

[1]	Current assets less current liabilities.
[2]	Current and long-term assets less current and long-term liabilities.
[3]	Current liabilities less current assets.

ADDITIONAL INFORMATION

Contractual Obligations

At June 30, 2015, material contractual obligations of operating activities included: capital repayment and interest on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 9 below shows a summary of these contractual obligations.

Table 9

Contractual obligations of Quebecor Media as of June 30, 2015

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$5,252.0	$22.9	$136.3	$368.7	$4,724.1
Interest payments[2]	2,021.6	252.0	575.7	549.5	644.4
Operating leases	312.9	53.0	78.1	54.4	127.4
Additions to property, plant and equipment and other commitments	1,465.8	287.8	325.0	210.9	642.1
Derivative financial instruments[3]	(527.1)	(3.5)	37.5	1.8	(562.9)

Total contractual obligations	$8,525.2	$612.2	$1,152.6	$1,185.3	$5,575.1

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of June 30, 2015.
[3]	Estimated future receipts, net of disbursements, related to foreign exchange hedging using derivative financial instruments.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the second quarter of 2015, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated corporations in the amount of $4.0 million ($3.6 million in the same period of 2014), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to affiliated corporations in the amount of $1.1 million ($0.8 million in the same period of 2014). These transactions were accounted for at the consideration agreed between the parties.

During the first six months of 2015, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated corporations in the amount of $7.0 million ($7.6 million in the same period of 2014), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to affiliated corporations in the amount of $2.0 million ($1.6 million in the same period of 2014). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

During the first quarter of 2015, the Corporation received an amount of $0.5 million, which is included as a reduction in employee costs ($0.6 million in the same period of 2014), and incurred management fees of $0.5 million ($0.5 million in the same period of 2014) with its shareholders.

During the first six months of 2015, the Corporation received an amount of $1.0 million, which is included as a reduction in employee costs ($1.1 million in the same period of 2014), and incurred management fees of $1.0 million ($1.0 million in the same period of 2014) with its shareholders.

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, long-term investments, bank indebtedness, account payables, accrued liabilities, long-term debt and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation and its subsidiaries use derivative financial instruments (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed- and floating-rate debts, and (iii) to lock-in the value of certain derivative financial instruments through offsetting transactions. The Corporation and its subsidiaries do not intend to settle their derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long term debt and derivative financial instruments as of June 30, 2015 and December 31, 2014 are as follows:

Table 10

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	June 30, 2015		December 31, 2014
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(5,252.0)	$(5,342.7)	$(5,250.0)	$(5,368.1)
Derivative financial instruments[3]
Early settlement options	7.4	7.4	8.2	8.2
Foreign exchange forward contracts[4]	5.2	5.2	4.2	4.2
Interest rate swaps	(0.8)	(0.8)	(0.5)	(0.5)
Cross-currency interest rate swaps[4]	483.6	483.6	294.4	294.4

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	The fair value of long-term debt excludes the fair value of early settlement options, which is presented separately in the table.
[3]	The fair value of derivative financial instruments designated as hedges is an asset position of $488.0 million as of June 30, 2015 (an asset position of $298.6 million as of December 31, 2014).
[4]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

The losses (gains) on valuation and translation of financial instruments in the second quarter and first halves of 2015 and 2014 are summarized in Table 11.

Table 11

Loss (gain) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Loss (gain) on embedded derivatives related to long term debt and derivative financial instruments for which hedge accounting is not used	$—	$3.1	$(0.1)	$2.7
Gain on reversal of embedded derivatives upon debt redemption	(0.1)	—	(0.4)	(1.1)
Loss on the ineffective portion of cash flow hedges	0.4	0.2	1.2	0.2
Loss (gain) on the ineffective portion of fair value hedges	1.4	(1.7)	(1.5)	(1.7)

	$1.7	$1.6	$(0.8)	$0.1

Losses of $32.2 million and $24.9 million on cash flow hedges were recorded under “Other comprehensive income” in the second quarter and first half of 2015 respectively ($3.3 million gain and $8.3 million loss in the second quarter and first half of 2014 respectively).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium.

Change in Accounting Estimates

In the second quarter of 2015, the Corporation changed its assessment of the useful life of its spectrum licences. In light of recent spectrum auctions and developments in the telecommunications industry, the Corporation is now of the view that its spectrum licences have an indefinite useful life based on the following facts:

•	the Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by Industry Canada;

•	the Corporation has the financial and operational ability to renew these spectrum licences;

•	currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences;

•	the Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future.

Accordingly, the Corporation ceased to amortize spectrum licences used in its operations as of April 1, 2015 and no amortization expense was recorded in the second quarter of 2015. The straight-line amortization expense recorded relating to these spectrum licences was $13.9 million during the three-month period ended March 31, 2015, $13.9 million during the three-month period ended June 30, 2014 and $27.8 million during the six-month period ended June 30, 2014.

Cautionary Statement regarding Forward-Looking Statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of these terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to continue developing its network and related mobile services;

•	general economic, financial or market conditions and variations in the businesses of Quebecor Media’s local, regional or national newspaper and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which Quebecor Media operates;

•	fragmentation of the media landscape;

•	new technologies that might change consumer behaviour with respect to Quebecor Media’s product suites;

•

unanticipated higher capital spending required for developing its network or to address the continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	Quebecor Media’s ability to successfully restructure its newspaper operations to optimize their efficiency in the context of the changing newspaper industry;

•	disruptions to the network through which Quebecor Media provides its digital cable television, Internet access and telephony services, and its ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•

changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that could affect Quebecor Media’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require us to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the Securities and Exchange Commission.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended June 30		Six months ended June 30
	Note	2015	2014	2015	2014

Revenues	3	$960.9	$893.0	$1,887.0	$1,766.2
Employee costs	4	176.7	165.2	358.0	328.7
Purchase of goods and services	4	435.8	370.1	841.8	748.1
Depreciation and amortization		166.4	161.6	347.2	321.6
Financial expenses	5	74.6	80.3	156.0	167.8
Loss (gain) on valuation and translation of financial instruments	6	1.7	1.6	(0.8)	0.1
Restructuring of operations and other special items	7	5.7	2.5	10.1	3.1
Impairment of goodwill	8	30.0	30.0	30.0	30.0
Loss on debt refinancing	12	13.8	—	12.1	18.7
Income before income taxes		56.2	81.7	132.6	148.1
Income taxes (recovery):
Current		(12.6)	25.5	23.7	31.7
Deferred		19.7	5.9	7.1	17.6
		7.1	31.4	30.8	49.3
Income from continuing operations		49.1	50.3	101.8	98.8
Loss from discontinued operations	9	(11.8)	(143.8)	(16.1)	(143.8)
Net income (loss)		$37.3	$(93.5)	$85.7	$(45.0)
Income (loss) from continuing operations attributable to
Shareholders		$50.6	$45.5	$109.0	$98.5
Non-controlling interests		(1.5)	4.8	(7.2)	0.3
Net income (loss) attributable to
Shareholders		$38.6	$(97.5)	$94.2	$(43.8)
Non-controlling interests		(1.3)	4.0	(8.5)	(1.2)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended June 30		Six months ended June 30
	Note	2015	2014	2015	2014

Income from continuing operations		$49.1	$50.3	$101.8	$98.8

Other comprehensive (loss) income from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments		(32.2)	3.3	(24.9)	(8.3)
Deferred income taxes		8.3	8.4	(14.1)	0.7
Reclassification to income:	12
Gain related to cash flow hedges		(2.1)	—	(3.9)	(10.8)
Deferred income taxes		(0.8)	—	(0.4)	0.4
		(26.8)	11.7	(43.3)	(18.0)
Comprehensive income from continuing operations		22.3	62.0	58.5	80.8

Loss from discontinued operations	9	(11.8)	(143.8)	(16.1)	(143.8)
Other comprehensive loss from discontinued operations	9	—	(2.1)	—	(0.2)
Comprehensive income (loss)		$10.5	$(83.9)	$42.4	$(63.2)
Comprehensive income (loss) from continuing operations attributable to
Shareholders		$23.7	$57.2	$65.8	$80.5
Non-controlling interests		(1.4)	4.8	(7.3)	0.3
Comprehensive income (loss) attributable to
Shareholders		$11.7	$(87.9)	$51.0	$(62.0)
Non-controlling interests		(1.2)	4.0	(8.6)	(1.2)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)

(unaudited)

	Three months ended June 30, 2015
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$741.5	$239.7	$11.1	$(31.4)	$960.9
Employee costs	90.6	74.1	3.3	8.7	176.7
Purchase of goods and services	308.7	154.3	11.9	(39.1)	435.8
Adjusted operating income[1]	342.2	11.3	(4.1)	(1.0)	348.4

Depreciation and amortization					166.4
Financial expenses					74.6
Loss on valuation and translation of financial instruments					1.7
Restructuring of operations and other special items					5.7
Impairment of goodwill					30.0
Loss on debt refinancing					13.8
Income before income taxes					$56.2

Additions to property, plant and equipment	$141.6	$8.6	$3.6	$0.1	$153.9
Additions to intangible assets	233.6	2.4	0.2	1.0	237.2

	Three months ended June 30, 2014
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$697.6	$203.3	$11.6	$(19.5)	$893.0
Employee costs	85.7	65.6	2.5	11.4	165.2
Purchase of goods and services	279.9	109.0	11.2	(30.0)	370.1

Adjusted operating income[1]	332.0	28.7	(2.1)	(0.9)	357.7
Depreciation and amortization					161.6
Financial expenses					80.3
Loss on valuation and translation of financial instruments					1.6
Restructuring of operations and other special items					2.5
Impairment of goodwill					30.0
Income before income taxes					$81.7

Additions to property, plant and equipment	$155.9	$5.9	$0.9	$0.2	$162.9
Additions to intangible assets	186.2	3.1	—	0.4	189.7

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)

(unaudited)

	Six months ended June 30, 2015
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$1,475.7	$439.2	$28.8	$(56.7)	$1,887.0
Employee costs	183.5	150.1	6.7	17.7	358.0
Purchase of goods and services	606.5	283.7	26.3	(74.7)	841.8
Adjusted operating income[1]	685.7	5.4	(4.2)	0.3	687.2

Depreciation and amortization					347.2
Financial expenses					156.0
Gain on valuation and translation of financial instruments					(0.8)
Restructuring of operations and other special items					10.1
Impairment of goodwill					30.0
Loss on debt refinancing					12.1
Income before income taxes					$132.6

Additions to property, plant and equipment	$303.2	$15.7	$4.7	$0.1	$323.7
Additions to intangible assets	258.5	4.1	0.3	1.6	264.5

	Six months ended June 30, 2014
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$1,392.9	$387.4	$25.6	$(39.7)	$1,766.2
Employee costs	173.5	131.1	5.0	19.1	328.7
Purchase of goods and services	551.5	233.8	23.4	(60.6)	748.1
Adjusted operating income[1]	667.9	22.5	(2.8)	1.8	689.4

Depreciation and amortization					321.6
Financial expenses					167.8
Loss on valuation and translation of financial instruments					0.1
Restructuring of operations and other special items					3.1
Impairment of goodwill					30.0
Loss on debt refinancing					18.7
Income before income taxes					$148.1

Additions to property, plant and equipment	$299.0	$15.1	$2.8	$0.2	$317.1
Additions to intangible assets	255.1	5.0	—	0.7	260.8

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income (loss) before depreciation and amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations and other special items, impairment of goodwill, loss on debt refinancing, income taxes and loss from discontinued operations.

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity
	Capital stock	Contributed surplus	Deficit	Accumulated other com- prehensive loss	attributable to non- controlling interests	Total equity
	(note 13)			(note 15)

Balance as of December 31, 2013	$4,116.1	$1.3	$(2,280.9)	$(30.8)	$151.1	$1,956.8
Net loss	—	—	(43.8)	—	(1.2)	(45.0)
Other comprehensive loss	—	—	—	(18.2)	—	(18.2)
Non-controlling interests acquisition	—	—	(0.1)	—	0.1	—
Dividends	—	—	(50.0)	—	(0.2)	(50.2)
Balance as of June 30, 2014	4,116.1	1.3	(2,374.8)	(49.0)	149.8	1,843.4
Net income (loss)	—	—	151.4	—	(19.6)	131.8
Other comprehensive loss	—	—	—	(35.6)	(4.3)	(39.9)
Dividends	—	—	(50.0)	—	—	(50.0)
Balance as of December 31, 2014	4,116.1	1.3	(2,273.4)	(84.6)	125.9	1,885.3
Net income (loss)	—	—	94.2	—	(8.5)	85.7
Other comprehensive loss	—	—	—	(43.2)	(0.1)	(43.3)
Issuance of shares of a subsidiary to non-controlling interests (note 10)	—	—	—	—	12.1	12.1
Dividends	—	—	(50.0)	—	—	(50.0)
Non-controlling interests acquisition (note 10)	—	—	18.3	—	(18.3)	—
Business acquisition	—	—	—	—	0.5	0.5
Balance as of June 30, 2015	$4,116.1	$1.3	$(2,210.9)	$(127.8)	$111.6	$1,890.3

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)		Three months ended June 30		Six months ended June 30
	Note	2015	2014	2015	2014

Cash flows related to operating activities
Income from continuing operations		$49.1	$50.3	$101.8	$98.8
Adjustments for:
Depreciation of property, plant and equipment		145.8	130.1	293.0	259.4
Amortization of intangible assets		20.6	31.5	54.2	62.2
Loss (gain) on valuation and translation of financial instruments	6	1.7	1.6	(0.8)	0.1
Impairment of goodwill	8	30.0	30.0	30.0	30.0
Loss on debt refinancing	12	13.8	—	12.1	18.7
Amortization of financing costs and long-term debt discount	5	1.8	1.9	3.8	4.9
Deferred income taxes		19.7	5.9	7.1	17.6
Other		0.4	(0.8)	2.4	1.2
		282.9	250.5	503.6	492.9
Net change in non-cash balances related to operating activities		(92.0)	(25.9)	(160.2)	(102.4)
Cash flows provided by continuing operating activities		190.9	224.6	343.4	390.5
Cash flows related to investing activities
Business acquisitions	10	(55.3)	—	(90.8)	(0.6)
Business disposals	9	304.2	73.7	304.2	73.7
Additions to property, plant and equipment		(153.9)	(162.9)	(323.7)	(317.1)
Additions to intangible assets	11	(237.2)	(189.7)	(264.5)	(260.8)
Proceeds from disposal of assets		1.6	1.1	1.9	1.9
Other		0.1	0.2	0.3	0.2
Cash flows used in continuing investing activities		(140.5)	(277.6)	(372.6)	(502.7)
Cash flows related to financing activities
Net change in bank indebtedness		0.1	(35.8)	(4.4)	—
Net change under revolving facilities		1.1	(89.9)	1.4	—
Issuance of long-term debt, net of financing fees		—	654.5	—	654.5
Repayment of long-term debt	12	(225.0)	(721.0)	(231.2)	(727.2)
Settlement of hedging contracts		13.2	51.4	13.1	(64.6)
Issuance of shares of a subsidiary to non-controlling interests	10	—	—	12.1	—
Dividends		(25.0)	(25.0)	(50.0)	(50.0)
Dividends paid to non-controlling interests		—	—	—	(0.2)
Cash flows used in continuing financing activities		(235.6)	(165.8)	(259.0)	(187.5)
Net change in cash and cash equivalents from continuing operations		(185.2)	(218.8)	(288.2)	(299.7)
Cash flows provided by (used in) discontinued operations	9	0.3	7.0	(20.0)	16.8
Cash and cash equivalents at beginning of period		272.0	405.5	395.3	476.6
Cash and cash equivalents at end of period		$87.1	$193.7	$87.1	$193.7
Cash and cash equivalents consist of
Cash		$64.7	$106.4	$64.7	$106.4
Cash equivalents		22.4	87.3	22.4	87.3
		$87.1	$193.7	$87.1	$193.7
Interest and taxes reflected as operating activities
Cash interest payments		$118.1	$132.9	$148.2	$161.4
Cash income tax payments (net of refunds)		32.8	10.9	99.6	78.4

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)		June 30	December 31
	Note	2015	2014

Assets

Current assets
Cash and cash equivalents		$87.1	$395.3
Accounts receivable		469.5	448.4
Income taxes		16.8	6.7
Amounts receivable from the parent corporation		3.2	7.3
Inventories		205.8	212.2
Prepaid expenses		60.1	37.8
Derivative financial instruments		20.9	—
Assets held for sale	9	30.5	398.1

		893.9	1,505.8

Non-current assets
Property, plant and equipment		3,381.0	3,382.9
Intangible assets	11	1,179.2	945.8
Goodwill		2,737.7	2,714.6
Derivative financial instruments		585.2	400.9
Deferred income taxes		17.4	7.8
Other assets		93.4	78.9

		7,993.9	7,530.9

Total assets		$8,887.8	$9,036.7

Liabilities and equity

Current liabilities
Bank indebtedness		$0.1	$4.5
Accounts payable and accrued charges		571.2	643.2
Provisions		58.3	56.7
Deferred revenue		308.7	283.0
Income taxes		15.1	85.5
Derivative financial instruments		—	0.9
Current portion of long-term debt	12	22.9	229.1
Liabilities held for sale	9	14.7	97.9

		991.0	1,400.8

Non-current liabilities
Long-term debt	12	5,184.0	4,972.7
Derivative financial instruments		118.1	101.9
Other liabilities		172.2	173.6
Deferred income taxes		532.2	502.4

		6,006.5	5,750.6
Equity
Capital stock	13	4,116.1	4,116.1
Contributed surplus		1.3	1.3
Deficit		(2,210.9)	(2,273.4)
Accumulated other comprehensive loss	15	(127.8)	(84.6)

Equity attributable to shareholders		1,778.7	1,759.4
Non-controlling interests		111.6	125.9

		1,890.3	1,885.3

Total liabilities and equity		$8,887.8	$9,036.7

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and six-month periods ended June 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers television distribution, Internet, business solutions, cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies, televisual products and console games through its video-on-demand service and rentals stores. The operations of the Media segment in Québec include the printing, publishing and distribution of daily newspapers, the operation of an over-the-air television network, the operation of television specialty services, the operation of studio, soundstage and equipment leasing and post-production services for the film and television industries, the operation of Internet portals and specialized sites, the publishing of books and magazines, the distribution of books, magazines and movies and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass show production, sporting and cultural events management, music production, distribution and streaming, the operation of two Quebec Major Junior Hockey League teams, and the operation and management of the Videotron Centre in Québec city.

The Media segment experiences significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Media segment depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2014 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media on July 29, 2015.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2015.

2.	CHANGE IN ACCOUNTING ESTIMATES

In the second quarter of 2015, the Corporation changed its assessment of the useful life of its spectrum licences. In light of recent spectrum auctions and developments in the telecommunication industry, the Corporation is now of the view that its spectrum licences have an indefinite useful life based on the following facts:

•	The Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by Industry Canada;

•	The Corporation has the financial and operational ability to renew these spectrum licences;

•	Currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences;

•	The Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.	CHANGE IN ACCOUNTING ESTIMATES (continued)

Accordingly, the Corporation ceased to amortize spectrum licences used in its operations as of April 1, 2015 and no amortization expense was recorded in the second quarter of 2015. The straight-line amortization expense recorded relating to these licences was $13.9 million during the three-month period ended March 31, 2015, $13.9 million during the three-month period ended June 30, 2014 and $27.8 million during the six-month period ended June 30, 2014.

3.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Services rendered	$878.4	$809.5	$1,729.4	$1,603.9
Product sales	82.5	83.5	157.6	162.3

	$960.9	$893.0	$1,887.0	$1,766.2

4.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Employee costs	$221.3	$207.1	$445.3	$407.7
Less employee costs capitalized to property, plant and equipment and intangible assets	(44.6)	(41.9)	(87.3)	(79.0)

	176.7	165.2	358.0	328.7
Purchase of goods and services
Royalties, rights and creation costs	192.9	155.3	380.9	331.5
Cost of retail products	71.2	56.4	132.1	102.5
Service contracts	39.5	36.6	78.4	73.6
Marketing, circulation and distribution expenses	26.3	19.4	43.7	37.8
Building expenses	21.6	17.7	41.8	35.1
Other	84.3	84.7	164.9	167.6

	435.8	370.1	841.8	748.1

	$612.5	$535.3	$1,199.8	$1,076.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.	FINANCIAL EXPENSES

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Interest on long-term debt	$72.2	$78.9	$147.6	$162.1
Amortization of financing costs and long-term debt discount	1.8	1.9	3.8	4.9
Interest on net defined benefit liability	1.4	1.2	2.6	2.3
(Gain) loss on foreign currency translation on short-term monetary items	(0.2)	(0.4)	3.6	1.4
Other	(0.6)	(1.3)	(1.6)	(2.9)

	$74.6	$80.3	$156.0	$167.8

6.	LOSS (GAIN) ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Loss (gain) on embedded derivatives related to long term debt and derivative financial instruments for which hedge accounting is not used	$–	$3.1	$(0.1)	$2.7
Gain on reversal of embedded derivatives upon debt redemption	(0.1)	–	(0.4)	(1.1)
Loss on the ineffective portion of cash flow hedges	0.4	0.2	1.2	0.2
Loss (gain) on the ineffective portion of fair value hedges	1.4	(1.7)	(1.5)	(1.7)

	$1.7	$1.6	$(0.8)	$0.1

7.	RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL ITEMS

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Restructuring of operations	$4.9	$2.4	$8.8	$2.9
Other special items	0.8	0.1	1.3	0.2

	$5.7	$2.5	$10.1	$3.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

7.	RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL ITEMS (continued)

Telecommunications

During the three-month and six-month period ended June 30, 2015, the Telecommunications segment has recorded restructuring costs of $ 2.2 million and $4.3 million, respectively, mainly related to the migration of its subscribers from analog to digital services ($0.3 million and $0.5 million in 2014, respectively). The Telecommunications segment also recorded charges for other special items of $0.3 million and $0.6 million in the respective three-month and six-month periods ended June 30, 2015 (none in 2014).

Media

During the three-month and six-month period ended June 30, 2015, the Media segment has recorded restructuring costs of $2.6 million and $3.6 million, respectively, mainly for the reduction of positions ($1.5 million and $1.6 million in 2014, respectively). The Media segment also recorded charges for other special items of $0.5 million and $0.7 million in the respective three-month and six-month periods ended June 30, 2015 ($0.1 million and $0.2 million in 2014, respectively).

Other segments

Other segments also recorded restructuring charges of $0.1 million and $0.9 million in the respective three-month and six-month periods ended June 30, 2015 ($0.6 million and $0.8 million in 2014, respectively).

8.	IMPAIRMENT OF GOODWILL

During the second quarter of 2015, the Corporation performed its annual impairment tests on its cash generating units (“CGU”). The Corporation concluded that the recoverable amount based on a fair value less costs of disposal was less than the carrying amount of the Newspapers CGU, which revenues continue to be negatively affected by the digital transformation and weak market conditions in the newspaper industry. Accordingly, the Corporation recorded a goodwill impairment charge of $30.0 million ($190.0 million in 2014 of which $160.0 million is presented as part of discontinued operations (note 9)). The Corporation used pre-tax discount rate of 11.23% and perpetual growth rate of 0% to calculate the recoverable amount of the Newspapers CGU.

9.	DISCONTINUED OPERATIONS

2015

•	In February 2015, the Corporation closed its specialty channel, SUN News.

•

On April 13, 2015, the Corporation completed the sale of all of its English-language newspaper operations in Canada, consisting of more than 170 newspapers and publications, the Canoe English-language portal and 8 printing plants, including the Islington, Ontario plant, for a cash consideration consisting of $305.5 million, less cash disposed of $1.9 million. The transaction price is also subject to customary adjustments related to working capital items.

•

In May 2015, the Corporation reached an agreement to sell Archambault Group Inc.’s (“Archambault Group”) retail operations. The transaction includes the 14 Archambault stores, the archambault.ca website, and the English-language Paragraphe Bookstore. The transaction is subject to Competition Bureau approval. While the transaction is under review, the Corporation continues to operate all of Archambault Group’s retail businesses.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	DISCONTINUED OPERATIONS (continued)

2014

•	In January 2014, the Corporation ceased its door-to-door distribution of flyers and weekly newspapers in the province of Québec.

•

On June 1, 2014, the Corporation sold its 74 Québec weeklies for a cash consideration of $75.0 million and a net amount of $4.0 million relating to adjustments of working capital items. The Corporation received $73.7 million in the second quarter of 2014, $4.7 million in the fourth quarter of 2014 and a final balance of $0.6 million in the second quarter of 2015.

•

On September 2, 2014, the Corporation sold its Nurun Inc. subsidiary for a cash consideration consisting of $125.0 million, less cash disposed of $18.1 million. An amount of $8.2 million was also received relating to certain transaction adjustments.

The results of operations and cash flows related to these businesses are presented as discontinued operations in the consolidated statements of income and cash flows as follows:

Consolidated statements of income

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Revenues	$41.6	$201.2	$169.8	$394.3
Employee costs	9.0	77.1	48.9	159.0
Purchase of goods and services	32.1	96.9	112.9	196.9
Depreciation and amortization	0.8	8.2	1.8	17.7
Financial expenses	–	0.5	0.1	0.9
Restructuring of operations, impairment of assets and other special items	10.9	7.4	20.8	8.3
Impairment of goodwill	–	160.0	–	160.0

Loss before income taxes	(11.2)	(148.9)	(14.7)	(148.5)
Income taxes	(3.5)	2.8	(2.7)	3.2
(Loss) gain on disposal of businesses	(4.1)	7.9	(4.1)	7.9

Loss from discontinued operations	(11.8)	(143.8)	(16.1)	(143.8)
Other comprehensive loss:
Loss on translation of net investments in foreign operations	–	(2.1)	–	(0.2)

	–	(2.1)	–	(0.2)

Comprehensive loss from discontinued operations	$(11.8)	$(145.9)	$(16.1)	$(144.0)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	DISCONTINUED OPERATIONS (continued)

Consolidated statements of cash flows

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Cash flows related to operating activities	$(0.3)	$7.6	$(18.8)	$20.2
Cash flows related to investing activities	0.6	(0.6)	(1.2)	(3.4)

Cash flows provided by (used in) discontinued operations	$0.3	$7.0	$(20.0)	$16.8

Components of assets and liabilities, presented as held for sale in the consolidated balance sheets, are as follows:

	June 30, 2015	December 31, 2014
Current assets	$30.5	$70.6
Property, plant and equipment	–	171.4
Intangible assets	–	26.1
Goodwill	–	130.0

Assets held for sale	30.5	398.1
Current liabilities	(14.3)	(61.0)
Long-term liabilities	(0.4)	(36.9)

Liabilities held for sale	(14.7)	(97.9)

Net assets held for sale	$15.8	$300.2

10.	NON-CONTROLLING INTERESTS AND BUSINESS ACQUISITIONS

(a)	Non-controlling interests acquisition

On March 20, 2015, TVA Group Inc. (“TVA Group”) completed a rights offering, whereby TVA Group received aggregate gross proceeds of approximately $110.0 million from the issuance of 19,434,629 Class B Non-Voting Shares of TVA Group. Under the rights offering, Quebecor Media has subscribed to 17,300,259 Class B Non-Voting Shares of TVA Group at a total cost of $97.9 million and accordingly, its aggregate equity interest in TVA Group increased from 51.5% to 68.4%. The increase of Quebecor Media’s interest in TVA Group was accounted for as an equity transaction and resulted in a decrease in deficit of $18.7 million and in an equivalent decrease of non-controlling interests.

Other non-controlling interests acquisitions were made in the second quarter of 2015 resulting in an increase of deficit of $0.4 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	NON-CONTROLLING INTERESTS AND BUSINESS ACQUISITIONS (continued)

(b)	Business acquisition

On March 11, 2015, the Telecommunications segment acquired 4Degrees Colocation Inc. and its data center, the largest in Québec city, for a purchase price of $35.5 million in cash. An amount of $0.2 million was received in June 2015 as an adjustment related to working capital items. The acquisition will enable Videotron Ltd. (“Videotron”) to meet its business customers’ growing technological and hosting needs. The purchase price allocation was accounted for on a preliminary basis and will be finalized by the end of the year. The assets acquired are mainly comprised of tangible assets of $11.2 million, intangible assets of $5.1 million and goodwill of $18.2 million.

On April 12, 2015, TVA Group acquired 14 magazines, including some magazines that will be owned and operated in partnership, for a purchase price of $55.5 million in cash. An amount payable of $2.0 million was recorded as a preliminary adjustment related to working capital items. The transaction is in line with the strategy of investing in the production and distribution of high-quality, rich, diverse entertainment and news media content. The purchase price allocation was accounted for on a preliminary basis and will be finalized by the end of the year. The assets acquired are mainly comprised of intangible assets of $19.2 million and goodwill of $34.1 million.

11.	INTANGIBLE ASSETS

2015

On March 6, 2015, Videotron acquired four AWS-3 licences, covering the province of Québec and the Ottawa region, at a total price of $31.8 million, for which Videotron made an initial payment of $6.4 million in the first quarter of 2015 and a final payment of $25.4 million on April 21, 2015. These licences were issued to Videotron by Industry Canada on April 21, 2015.

On May 12, 2015, Videotron acquired eighteen 2500MHz licences, covering the province of Québec, the Ottawa region, the cities of Toronto, Vancouver, Calgary and Edmonton, for a total price of $187.0 million, paid entirely during the second quarter of 2015. These licences were issued to Videotron by Industry Canada on June 24, 2015.

2014

On February 19, 2014, Videotron acquired seven 700MHz licences, covering the provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia, at a total price of $233.3 million, for which Videotron made a cash deposit of $15.9 million in 2013, a $46.7 million payment in the first quarter of 2014 and a final payment of $170.7 million on April 2, 2014. These licences were issued to Videotron on April 3, 2014 by Industry Canada.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.	LONG-TERM DEBT

On March 11, 2015, Videotron issued a notice for the redemption of all of its issued and outstanding 6.375% Senior Notes due December 15, 2015, in aggregate principal amount of US$175.0 million, at a redemption price of 100.000% of their principal amount. As a result, a net gain of $1.7 million was recorded in the consolidated statement of income in the first quarter of 2015, including a gain of $1.8 million previously recorded in other comprehensive income. On April 10, 2015, the Senior Notes were redeemed and the related hedging contracts were unwound for a total cash consideration of $204.5 million.

In June 2015, Videotron amended its $575.0 million secured revolving credit facility to increase the size of the credit facility to $615.0 million and to extend the maturity date to July 2020. Videotron also entered into a new unsecured revolving credit facility of $350.0 million, maturing in July 2020. The terms and conditions of this new unsecured facility are similar to the terms and conditions of Videotron’s secured revolving credit facility.

On June 16, 2015, Videotron issued a notice for the redemption of all of its issued and outstanding 9.125% Senior Notes due April 15, 2018, in aggregate principal amount of US$75.0 million, at a redemption price of 101.521% of their principal amount. As a result, a loss of $0.2 million was recorded in the consolidated statement of income in the second quarter of 2015, net of a gain of $2.1 million previously recorded in other comprehensive income. On July 16, 2015, the Senior Notes were redeemed and the related hedging contracts were unwound for a total cash consideration of $75.9 million.

On June 16, 2015, Videotron also issued a notice for the redemption of all of its issued and outstanding 7.125% Senior Notes due January 15, 2020, in aggregate principal amount of $300.0 million, at a redemption price of 103.563% of their principal amount. As a result, a loss of $13.6 million was recorded in the consolidated statement of income in the second quarter of 2015. On July 16, 2015, the Senior Notes were redeemed for a total cash consideration of $310.7 million.

Components of long-term debt are as follows:

	June 30, 2015	December 31, 2014
Long-term debt	$5,252.0	$5,250.0
Change in fair value related to hedged interest rate risk	6.7	8.2
Adjustment related to embedded derivatives	(5.7)	(5.2)
Financing fees, net of amortization	(46.1)	(51.2)

	5,206.9	5,201.8
Less current portion	(22.9)	(229.1)

	$5,184.0	$4,972.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

13.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•

An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2014 and June 30, 2015	103,251,500	$4,116.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation and its subsidiaries participates, for the six-month period ended June 30, 2015:

	Outstanding options
	Number	Weighted average exercise price
Quebecor
As of December 31, 2014 and June 30, 2015	680,000	$25.37

Vested options as of June 30, 2015	50,000	$22.23

Quebecor Media
As of December 31, 2014	1,631,959	$55.15
Granted	369,500	70.56
Exercised	(242,672)	48.18
Cancelled	(37,600)	59.05

As of June 30, 2015	1,721,187	$59.35

Vested options as of June 30, 2015	298,054	$48.37

TVA Group
As of December 31, 2014	525,368	$15.25
Granted	80,000	6.85
Cancelled	(82,366)	13.68
Expired	(59,631)	21.28

As of June 30, 2015	463,371	$13.30

Vested options as of June 30, 2015	363,371	$14.91

During the three-month period ended June 30, 2015, 80,897 stock options of Quebecor Media were exercised for a cash consideration of $1.7 million (17,200 stock options for $0.2 million in 2014). During the six-month period ended June 30, 2015, no stock options of Quebecor were exercised (149,456 stock options for $1.4 million in 2014) and 242,672 stock options of Quebecor Media were exercised for a cash consideration of $5.4 million (186,250 stock options for $3.0 million in 2014).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	STOCK-BASED COMPENSATION PLANS (continued)

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B Share price, and subject to the achievement of certain non-market performance criteria. The following table provides details of changes to outstanding units in the mid-term stock-based compensation plan, for the six-month period ended June 30, 2015:

	Outstanding units
	Number	Weighted average exercise price
As of December 31, 2014	401,759	$26.22
Granted	336,415	31.62

As of June 30, 2015	738,174	$28.68

During the first quarter of 2014, a cash consideration of $1.8 million was paid upon exercise of 240,074 units.

For the three-month period ended June 30, 2015, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $1.7 million (none in 2014). For the six-month period ended June 30, 2015, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $2.1 million (a net reversal of the charge of $0.9 million in 2014).

15.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Translation of net investments in foreign operations	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2013	$1.7	$(21.9)	$(10.6)	$(30.8)
Other comprehensive loss	(0.2)	(18.0)	–	(18.2)

Balance as of June 30, 2014	1.5	(39.9)	(10.6)	(49.0)
Other comprehensive (loss) income	(1.5)	0.5	(34.6)	(35.6)

Balance as of December 31, 2014	–	(39.4)	(45.2)	(84.6)
Other comprehensive loss	–	(43.2)	–	(43.2)

Balance as of June 30, 2015	$–	$(82.6)	$(45.2)	$(127.8)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9-year period.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

16.	CONTINGENT GAIN

On March 6, 2015, the Québec Court of Appeal ruled in favour of Videotron and TVA Group, and ordered Bell ExpressVu Limited Partnership (“Bell ExpressVu”), a subsidiary of Bell Canada, to pay Videotron $135.3 million and TVA Group $0.6 million for negligence in failing to implement an appropriate security system to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. In May 2015, letters of credit have been issued to Videotron and TVA Group as a guarantee for the payment. In May 2015, Bell ExpressVu applied for leave to appeal the judgment to the Supreme Court of Canada. A decision on its application is pending.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ JEAN-FRANÇOIS PRUNEAU
Jean-François Pruneau Senior Vice President and Chief Financial Officer

Date: AUGUST 3, 2015